EXHIBIT 17.1

[Blue Frog-West, Inc. Letterhead]

Board of Directors

Walker Lane Exploration, Inc.

Carson City, Nevada

May 7, 2015

Directors,

Effective May 7, 2015 I am tendering my resignation as Chief Executive Officer and President of Walker Lane Exploration, Inc. I appreciate the opportunity to have worked with each of you and I wish you the best of luck in advancing WKLN in the months ahead.

Based upon the numbers as published in the PPM I have submitted to the offices of LKLN invoices from Blue Frog-West, Inc. for the services provided since October 1, 2014. Although the preferred settlement of these invoices would be cash, I am willing to convert the invoices amount to WKLN stock at the current offering price of $.70.

I wish you all good fortune in advancing WKLN and I look forward to working with each of you in the future.

Respectfully yours;

/s/ John L. Key

John L. Key